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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                            --------------------

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)

                            --------------------


                     BALCOR EQUITY PROPERTIES LTD.--VIII
                              (Name of Issuer)



                        LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)



                                    NONE
                    (Cusip Number of Class of Securities)



                             JOHN K. LINES, ESQ.
                        GENERAL COUNSEL AND SECRETARY
                       INSIGNIA FINANCIAL GROUP, INC.
                        ONE INSIGNIA FINANCIAL PLAZA
                      GREENVILLE, SOUTH CAROLINA 29602
                               (803) 239-1675
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                               MARCH 11, 1996
           (Date of Event Which Requires Filing of this Statement)

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                        AMENDMENT NO. 1 TO SCHEDULE 13D


        This Amendment No. 1 supplements and amends the Statement on Schedule 13D originally filed by FMG Acquisition I, L.L.C. ("FMG") with the Commission on January 3, 1996 (as supplemented and amended by this Amendment No. 1, the "Schedule 13D"), relating to limited partnership interests ("Interests") in Balcor Equity Properties Ltd.--VIII, an Illinois limited partnership (the "Partnership"). The Schedule was originally filed with the Commission as a combined initial Statement on Schedule 13D and Final Amendment to a Tender Offer Statement on Schedule 14D-1 filed in connection with a tender offer for Interests jointly made by Walton Street Capital Acquisition Co., L.L.C., WIG VIII Partners ("WIG"), FMG and Insignia Financial Group, Inc. ("Insignia"), which is the parent company of FMG. The initial Tender Offer Statement on
Schedule 14D-1 relating to that tender offer was filed with the Commission on November 16, 1995.

        The Schedule is hereby supplemented and amended to included the following:

        (a)-(c) FMG owns a 25% general partner interest in WIG, which in turn owns 2,096.5 (or approximately 7.0%) of the outstanding Interests. FMG has agreed to transfer its 25% general partner interest in WIG to Metropolitan Acquisition VII, L.L.C. ("Metropolitan"), which is an affiliate of FMG and Insignia. On March 11, 1996, Metropolitan commenced a tender offer for up to 9,002 (or approximately 30%) of the outstanding Interests. FMG is not currently participating in Metropolitan's tender offer, nor does it presently have any plans to do so in the future.





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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1996


                                        FMG ACQUISITION I, L.L.C.

                                        By:  /s/ JEFFREY L. GOLDBERG
                                           -----------------------------------
                                             Jeffrey L. Goldberg
                                             President





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